02012213

AR/S
P.E. 7/31/01

JAN 2 8 2002





strategically positioned for future growth



PROCESSED
FEB 1 2 2002
THOMSON
FINANCIAL

Manchester™
the answer™

Computer Equipment • Technology Solutions • Internet • Service & Support

2001 Annual Report

Manchester

Manchester Technologies, Inc. is a single-source solutions provider specializing in hardware and software procurement, custom networking, storage, enterprise and Internet solutions. We offer our customers single-source solutions customized to their information systems needs by integrating our analysis, design and implementation services with hardware, software, networking products and peripherals from leading vendors.

2001 Annual Report

highlights

- Financing strong and consistently profitable strategic investments;
- complete solution provider;
- poised for future growth.

	Fiscal Year Ended July 31,				
	2001	2000	1999	1998	1997
	(in thousands, except per share amounts)				
Income Statement Data:					
Revenue	**$280,278**	$300,073	$228,641	$202,530	$187,801
Cost of revenue	**249,925**	260,236	195,423	171,930	161,186
Gross profit	**37,353**	39,837	33,218	30,600	26,615
Selling, general and administrative expenses	**35,485**	33,539	29,849	27,414	21,023
Income from operations	**1,868**	6,298	3,369	3,186	5,592
Interest and other income, net	**767**	602	404	546	395
Provision for income taxes	**908**	2,800	1,590	1,560	2,450
Net income	**$ 1,727**	$ 4,100	$ 2,183	$ 2,172	$ 3,537
Net income per share:					
Basic	**$ 0.21**	$ 0.51	$ 0.27	$ 0.26	$ 0.45
Diluted	**$ 0.21**	$ 0.50	$ 0.27	$ 0.26	$ 0.45

	July 31,				
	2001	2000	1999	1998	1997
	(in thousands)				
Balance Sheet Data:					
Working capital	**$ 31,972**	$ 30,453	$ 27,461	$ 26,112	$ 30,578
Total assets	**61,783**	74,573	61,778	56,894	58,208
Short-term debt, including current maturities of capital lease obligations	**—**	18	85	82	1,637
Shareholders' equity	**45,555**	44,263	39,586	37,345	36,877

letter to our shareholders

Commitment to our customers...financial strength and stability ...keeping up with and even ahead of constantly changing technologies...determination to succeed... These are the characteristics that have kept Manchester Technologies a leading integrator of computer hardware, software and networking products. Fiscal 2001 was an enormously challenging year for our company. The high technology industry experienced an unprecedented slowdown; commercial customers delayed projects and slowed spending; competition intensified and many of our competitors suffered severe losses. As we have done many times throughout our almost thirty years in existence, we responded quickly, cutting expenses and maintaining profitability, while redirecting resources to take advantage of market opportunities. I am pleased to report to you that Manchester continued to be profitable in fiscal 2001. In addition, we achieved some major milestones and were recognized within the industry for our continuing efforts to be a complete solutions provider for our customers. Shortly after the end of fiscal 2001, we made two strategic acquisitions that we believe will enable us to provide additional solutions to our customers in fiscal 2002 and beyond.

Profitable Operations

While we experienced a modest decline in revenues in fiscal 2001, we were able to maintain gross margins, and, with the help of some cost reductions in the third and fourth quarters, we had a net profit of $1.7 million.

Revenues for the year were $280 million. While this was approximately 7% below the record revenues achieved in fiscal 2000, it is still 23% above the $229 million in revenues of fiscal 1999. The market for computer products was increasingly competitive this year with significant declines in the average selling price for personal computers. Demand for server and storage products grew and the generally higher margins obtained on these products contributed to our overall profitability.

We reported to you last year on the truly spectacular growth of our Electrograph subsidiary. It has continued into fiscal 2001. Electrograph is the largest distributor of large screen, flat panel, plasma displays in the US. The market for these products continues to grow and Electrograph continues to be a dominant player in that market. While margins on these products declined from the previous year, the growth in volume more than offset this decline. Electrograph continues to contribute significantly to our overall profitability.

Our strategy includes a continued focus on providing higher margin services to our customers and I am pleased to report that our revenues from service offerings grew by 17% to $8.3 million in fiscal 2001. We are constantly refining the skills of our technical staff and have achieved the highest levels of certification from many of our major manufacturers. This allows us to provide our customers with the latest and most efficient solutions, which makes it easier for them to do business.







Computer Equipment ◦ Technology Solutions ◦ Internet ◦ Service & Support

As soon as we recognized that revenues were unlikely to grow during the second half of fiscal 2001, we embarked on an aggressive plan to limit the growth in our overhead costs and to reduce them wherever possible. For the entire year selling, general and administrative expenses grew by under 6% and during the third and fourth quarters these costs actually declined from the prior year's amounts. We have reduced personnel as well as streamlined operations, and the benefits from these initiatives will continue to be felt in the coming fiscal quarters.

Milestones Achieved

As I said earlier, our technical staff has obtained the highest certifications from the major manufacturers with specializations in areas that our customers demand. We are particularly proud of the Cisco certifications and specializations that we have recently obtained. As a testimony to our success as a performance leader in the network integration marketplace, Cisco Systems, Inc. awarded Manchester the best year over year performer in the Northeast for 2000. In addition, in July 2001, we were awarded the 2001 Technology Leader Award in the networking category by VARBusiness magazine. These prestigious awards recognize our outstanding performance and leadership in network integration.

We have also expanded our certifications beyond the network integration arena. We recently achieved specializations in Cisco products for IP Telephony, Wireless LANs and VIP/Security. These specializations demonstrate our continued commitment to deliver the latest and most efficient technology solutions to our customers.

While expanding our offerings with these new solutions, we have maintained our commitment to providing our customers with top flight technical services. In recognition of this, Compaq has awarded our Technical Services Division "All Star Status" for outstanding performance as a Compaq service partner. We have been awarded this status for three straight quarters and we believe that this award is strong testimony to our success as a service leader in the network integration marketplace.

Strategic Acquisitions

Shortly after the end of our fiscal year, we announced two very exciting strategic acquisitions that we expect will broaden our service and solutions offerings to our customers. Donovan Consulting Group, Inc. is a technical services firm that delivers wireless LAN solutions to customers nationwide. Headquartered just outside Atlanta, Georgia, Donovan successfully designs, surveys and implements 900 MHz or 2.4 GHz or 5.7 GHz ISM or UNII band wireless solutions that suit customer needs. Donovan's customers can achieve the mobility of a general coverage wireless LAN as well as the economic savings from connecting campus buildings without wires or cables. In early November 2001, we announced the completion of our acquisition of e.Track Solutions, Inc., a business consulting

maintaining stability

and software services firm that delivers business, Internet, and information technology solutions to customers nationwide. Founded in 1999, and headquartered just outside of Rochester, New York, e.Track's staff of senior technology and business professionals delivers rapidly developed process and organizational software solutions. e.Track helps clients increase revenue, improve customer service and reduce operational expenses. Over the past two years, e.Track has designed, developed and delivered web applications including corporate intranets, information exchanges, web portals, eCommerce, and search engines. They have completed projects for web-enabled productivity applications for sales, manufacturing, customer service, engineering and financial services.

We are very excited about these two acquisitions and expect that we will now be able to offer our customers customized solutions across a wider range of the information technology spectrum. We intend to continue to search out and consummate strategic acquisitions that will enable us to offer our customers solutions to all of their information technology needs.

Looking Ahead

The tragic attacks on September 11 affected us all profoundly. Our hearts go out to our customers, vendors, partners and others who have suffered unimaginable losses due to these events. These events have served to strengthen our resolve and helped us to rededicate ourselves to achieving our goals. We are strategically well positioned and poised to deliver on our growth strategy. Despite current market conditions, we remain confident and firmly committed to the course on which we have embarked. We are profitable, financially strong, ready to seize market opportunities and provide the full-service solutions that our customers demand and expect. While the past year has been challenging and we fully expect the challenges to continue and possibly increase in the coming quarters, we have the resources, the experience and the expertise to "seize the moment" and create an even greater and stronger company in the future. With the continued loyalty and support of our shareholders, employees, customers, partners and vendors, we look forward confidently to meeting the challenges that the future holds.

Sincerely,

Barry R. Steinberg
President, CEO and Chairman



The selected consolidated financial data presented below are derived from our audited consolidated financial statements. The data should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

	Fiscal Year Ended July 31,				
	2001	2000	1999	1998	1997
	(in thousands, except per share amounts)				
Income Statement Data:					
Revenue	$280,278	$300,073	$228,641	$202,530	$187,801
Cost of revenue	242,925	260,236	195,423	171,930	161,186
Gross profit	37,353	39,837	33,218	30,600	26,615
Selling, general and administrative expenses	35,485	33,539	29,849	27,414	21,023
Income from operations	1,868	6,298	3,369	3,186	5,592
Interest and other income, net	767	602	404	546	395
Provision for income taxes	908	2,800	1,590	1,560	2,450
Net income	$ 1,727	$ 4,100	$ 2,183	$ 2,172	$ 3,537
Net income per share:					
Basic	$ 0.21	$ 0.51	$ 0.27	$ 0.26	$ 0.45
Diluted	$ 0.21	$ 0.50	$ 0.27	$ 0.26	$ 0.45
Weighted average shares of common stock outstanding:					
Basic	8,036	8,108	8,096	8,494	7,779
Diluted	8,058	8,228	8,096	8,499	7,779

	July 31,				
	2001	2000	1999	1998	1997
	(in thousands)				
Balance Sheet Data:					
Working capital	$ 31,972	$ 30,453	$ 27,461	$ 26,112	$ 30,578
Total assets	61,783	74,573	61,778	56,894	58,208
Short-term debt, including current maturities of capital lease obligation	—	18	85	82	1,637
Capital lease obligation, excluding current maturities	—	—	—	—	77
Shareholders' equity	45,555	44,263	39,586	37,345	36,877

The following discussion and analysis of financial condition and results of operations of Manchester should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this report. The following discussion contains certain forward-looking statements within the meaning of Securities Act of 1933 as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, which are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from the results anticipated in those forward-looking statements. These risks and uncertainties include, but are not limited to those set forth below and the risk factors described in the Company's other filings from time to time with the Securities and Exchange Commission.

General

We are an integrator and reseller of computer hardware, software and networking products, primarily for commercial customers. We offer our customers single-source solutions customized to their information systems needs by integrating analysis, design and implementation services with hardware, software, networking products and peripherals from leading vendors. To date, most of our revenues have been derived from product sales. We generally do not develop or sell software products. However, certain computer hardware products sold by us are loaded with prepackaged software products.

The computer industry is characterized by a number of potentially adverse business conditions, including pricing pressures, evolving distribution channels, market consolidation and a decline in the rate of growth in sales of personal computers. Heightened price competition among various hardware manufacturers may result in reduced per unit revenue and declining gross profit margins. As a result of the intense price competition within our industry, we have experienced increasing pressure on our gross profit and operating margins with respect to our sale of products. Our inability to compete successfully on the pricing of products sold, or a continuing decline in gross margins on products sold due to adverse industry conditions or competition, may have a material adverse effect on our business, financial condition and results of operations.

An integral part of our strategy is to increase our value-added services revenue. These services generally provide higher operating margins than those associated with the sale of products. This strategy requires us, among other things, to attract and retain highly skilled technical employees in a competitive labor market, provide additional training to our sales representatives and enhance our existing service management system. We cannot predict whether we will be successful in increasing our focus on providing value-added services, and the failure to do so may have a material adverse effect on our business, results of operations and financial condition.

Our strategy also includes expanding our presence in the New York metropolitan area by increasing our sales and service capabilities in our New York City office and enlarging our sales, service and training capabilities at our Long Island headquarters as well as expanding geographically into growing business centers in the eastern half of the United States. We cannot assure you that the expansion of our New York metropolitan area operations will increase profits generated by such operations, that the opening of new offices will prove profitable, or that these expansion plans will not substantially increase future capital expenditures or other expenditures. The failure of this component of our strategy may materially adversely affect our business, results of operations and financial condition.

To date, our success has been based primarily upon sales in the New York Metropolitan area. Our strategy, encompassing the expansion of service offerings, the expansion of existing offices and the establishment of new regional offices, has challenged and will continue to challenge our senior management and infrastructure. We cannot predict our ability to respond to these challenges. If we fail to effectively manage our planned growth, there may be a material adverse effect on our business, results of operations and financial condition.

On September 11, 2001, the World Trade Center in New York City and the Pentagon in Washington, D.C. were the subject of terrorists attacks. Although a significant part of our business is generated from our New York City and Baltimore/Washington, D.C. offices, we are not aware of any material impact on our business as a result of these attacks. We cannot predict the impact that these or potential future attacks may have on our business, results of operations and financial condition.

In addition, the success of our strategy depends in large part upon our ability to attract and retain highly skilled technical personnel and sales representatives, including independent sales representatives, in a very competitive labor market. Our ability to grow our service offerings has been somewhat limited by a shortage of qualified personnel, and we cannot assure you that we will be able to attract and retain such skilled personnel and representatives. The loss of a significant number of our existing technical personnel or sales representatives, difficulty in hiring or retaining additional technical personnel or sales representatives, or reclassification of our sales representatives as employees may have a material adverse effect on our business, results of operations and financial condition.

The computer industry is characterized by intense competition. We directly compete with local, regional and national systems integrators, value-added resellers and distributors as well as with certain computer manufacturers that market through direct sales forces and/or the Internet. The computer industry has recently experienced a significant amount of consolidation through mergers and acquisitions, and manufacturers of personal computers may increase competition by offering a range of services in addition to their current product and service offerings. In the future, we may face further competition from new market entrants and possible alliances between existing competitors. Moreover, additional suppliers and manufacturers may choose to market products directly to end users through a direct sales force and/or the Internet rather than or in addition to channel distribution, and may also choose to market services, such as repair and configuration services, directly to end users. Some of our competitors have or may have, greater financial, marketing and other resources, and may offer a broader range of products and services, than us. As a result, they may be able to respond more quickly to new or emerging technologies or changes in customer requirements, benefit from greater purchasing economies, offer more aggressive hardware and service pricing or devote greater resources to the promotion of their products and services. We may not be able to compete successfully in the future with these or other current or potential competitors.

Our business is dependent upon our relationships with major manufacturers and distributors in the computer industry. Many aspects of our business are affected by our relationships with major manufacturers, including product availability, pricing and related terms, and reseller authorizations. The increasing demand for personal computers and ancillary equipment has resulted in significant product shortages from time to time, because manufacturers have been unable to produce sufficient quantities of certain products to meet demand. We cannot predict that manufacturers will maintain an adequate supply of these products to satisfy all the orders of our customers or that, during periods of increased demand, manufacturers will provide products to us, even if available, or at discounts previously offered to us. In addition, we cannot assure you that the pricing and related terms offered by major manufacturers will not adversely change in the future. Our failure to obtain an adequate supply of products, the loss of a major manufacturer, the deterioration of our relationship with a major manufacturer or our inability in the future to develop new relationships with other manufacturers may have a material adverse effect on our business, financial condition and results of operations. On September 4, 2001, Hewlett-Packard Company and Compaq Computer Corporation announced their intention to merge. Manchester sells products of both companies and we believe that we have strong relationships with both companies. While we do not believe that there will be a material adverse effect on our business, financial condition and results of operations as a result of this merger, there can be no assurance that such a material adverse effect will not occur.

Certain manufacturers offer market development funds, cooperative advertising and other promotional programs to systems integrators, distributors and computer resellers. We rely on these funds for many of our advertising and promotional campaigns. In recent years, manufacturers have generally reduced their level of support with respect to these programs, which has required us to increase spending of our own funds to obtain the same level of advertising and promotion. If manufacturers continue to reduce their level of support for these programs, or discontinue them altogether, we would have to further increase our advertising and promotion spending, which may have a material adverse effect on our business, financial condition and results of operations.

Our profitability has been affected by our ability to obtain volume discounts from certain manufacturers, which has been dependent, in part, upon our ability to sell large quantities of products to computer resellers, including value added resellers. Our sales to resellers have been made at profit margins generally less favorable than our sales directly to commercial customers. Our inability to sell products to computer resellers and thereby obtain the desired volume discounts from manufacturers or to expand our sales to commercial customers sufficiently to offset our need to rely on sales to computer resellers may have a material adverse effect on our business, financial condition and results of operations.

The markets for our products and services are characterized by rapidly changing technology and frequent introduction of new hardware and software products and services. This may render many existing products and services non-competitive, less profitable or obsolete. Our continued success will depend on our ability to keep pace with the technological developments of new products and services and to address increasingly sophisticated customer requirements. Our success will also depend upon our abilities to address the technical requirements of our customers arising from new generations of computer technologies, to obtain these new products from present or future suppliers and vendors at reasonable costs, to educate and train our employees as well as our customers with respect to these new products or services and to integrate effectively and efficiently these new products into both our internal systems and systems developed for our customers. We may not be successful in identifying, developing and marketing product and service developments or enhancements in response to these technological changes. Our failure to respond effectively to these technological changes may have a material adverse effect on our business, financial condition and results of operations.

Rapid product improvement and technological change characterize the computer industry. This results in relatively short product life cycles and rapid product obsolescence, which can place inventory at considerable valuation risk. Certain of our suppliers provide price protection to us, which is intended to reduce the risk of inventory devaluation due to price reductions on current products. Certain of our suppliers also provide stock balancing to us pursuant to which we are able to return unsold inventory to a supplier as a partial credit against payment for new products. There are often restrictions on the dollar amount of inventory that we can return at any one time. Price protection and stock balancing may not be available to us in the future, and, even if available, these measures may not provide complete protection against the risk of excess or obsolete inventories. Certain manufacturers have reduced the period for which they provide price protection and stock balancing rights. Although we maintain a sophisticated proprietary inventory management system, we can't assure you that we will continue to successfully manage our existing and future inventory. Our failure to successfully manage our current or future inventory may have a material adverse effect on our business, financial conditions and results of operations.

Our strategy envisions that part of our future growth will come from acquisitions consistent with our strategy. There can be no assurance that we will be able to identify suitable acquisition candidates and, once identified, to negotiate successfully their acquisition at a price or on terms and conditions favorable to us, or to integrate the operations of such acquired businesses with our operations. Certain of these acquisitions may be of significant size and may include assets that are outside our geographic territories or are ancillary to our core business strategy.

Our quarterly revenue and operating results have varied significantly in the past and are expected to continue to do so in the future. Quarterly revenue and operating results generally fluctuate as a result of the demand for our products and services, the introduction of new hardware and software technologies with improved features, the introduction of new services by us and our competitors, changes in the level of our operating expenses, competitive conditions and economic conditions. In particular, we have increased certain of our fixed operating expenses, including a significant increase in personnel, as part of our strategy to increase our focus on providing systems integration and other higher margin and value added services. As a result, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not necessarily indicative of results to be expected for a full fiscal year.

As a result of the rapid changes which are taking place in computer and networking technologies, product life cycles are short. Accordingly, our product offerings change constantly. Prices of products change with generally higher prices early in the life cycle of the product and lower prices near the end of the product's life cycle. The computer industry has experienced rapid declines in average selling prices of personal computers. In some instances, we have been able to offset these price declines with increases in units shipped. There can be no assurance that average selling prices will not decline or that we will be able to offset declines in average selling prices with increases in units shipped.

Most of the personal computers we sell utilize operating systems developed by Microsoft Corporation. The United States Department of Justice has brought a successful antitrust action against Microsoft, which could delay the introduction and distribution of Microsoft products. The potential unavailability of Microsoft products could have a material adverse effect on our business, results of operations and financial condition.

We lease certain warehouses and offices from entities that are owned or controlled by our majority shareholder. Each of the leases with related parties has been amended effective with the closing of our initial public offering in December 1996 to reduce the rent payable under that lease to then current market rates.

E-Commerce

We utilize a website and electronic commerce system. The site, located at www.e-manchester.com allows both existing customers, corporate shoppers and others to find product specifications, compare products, check price and availability and place and track orders quickly and easily 24 hours a day, seven days a week. We have made, and expect to continue to make, significant investments and improvements in our e-commerce capabilities. There can be no assurance that we will be successful in enhancing and increasing our business through our expanded Internet presence.

Recent Acquisitions

Texport Technology Group, Inc.

On March 22, 2000, we acquired all of the outstanding ownership interests of Texport Technology Group, Inc. ("Texport") and Learning Technology Group, LLC ("LTG"), affiliated entities engaged in reselling and providing of microcomputer services and peripherals to companies in the greater Rochester, New York area. The acquisition, which has been accounted for as a purchase, consisted of a cash payment of $0.4 million plus potential future contingent payments. A contingent payment of up to $750,000 may be payable on March 22, 2002 based upon Texport and LTG achieving certain agreed-upon increases in revenue and pretax earnings. The cash payment was made from our cash balances. The selling owners received employment agreements that also provided for the issuance of 10,000 shares of common stock. The fair value of the common stock, amounting to $61,250, was recorded as deferred compensation and is being expensed over the three-year vesting period. In connection with the acquisition, we assumed approximately $648,000 of bank debt, which was subsequently repaid.

Operating results of Texport and LTG are included in the consolidated statement of income from the date of acquisition. The estimated fair value of tangible assets and liabilities acquired was $1.6 million and $2.2 million, respectively. The excess of the aggregate purchase price over the estimated fair value of the tangible net assets acquired was approximately $995,000, which is being amortized on a straight-line basis over 20 years.

Donovan Consulting Group, Inc.

On August 29, 2001, the Company acquired all of the outstanding stock of Donovan Consulting Group, Inc. ("Donovan") a Delaware corporation headquartered in Atlanta, Georgia. Donovan is a technical services firm that delivers Wireless LAN solutions to customers nationwide. The acquisition, which will be accounted for as a purchase, consisted of a cash payment of $1,500,000 plus potential future contingent payments. Contingent payments of up to $1,000,000 may be payable on each of November 2, 2002 and November 2, 2003 based upon Donovan achieving certain agreed-upon increases in revenue and pretax earnings. In connection with the acquisition, the Company assumed approximately $435,000 of bank debt and $43,000 of other debt, which were subsequently repaid.

Operating results of Donovan will be included in the consolidated statement of income from the acquisition date. The estimated fair value of tangible assets and liabilities acquired was $472,000 and $648,000, respectively. The excess of the aggregate purchase price over the estimated fair value of the tangible net assets acquired was approximately $1,700,000. The $1,700,000 will not be amortized; however, it will be subject to impairment testing in accordance with Statement No. 142, "Goodwill and Other Intangible Assets."

Results of Operations

The following table sets forth, for the periods indicated, information derived from the Company's consolidated statements of income expressed as a percentage of related revenue or total revenue.

	Percentage of Revenue For the Year Ended July 31,		
	2001	2000	1999
Revenue			
Products	97.0%	97.6%	97.0%
Services	3.0	2.4	3.0
	100.0	100.0	100.0
Cost of revenue			
Products	87.1	87.2	86.1
Services	71.8	66.0	65.3
	86.7	86.7	85.5
Product gross profit	12.9	12.8	13.9
Services gross profit	28.2	34.0	34.7
Gross profit	13.3	13.3	14.5
Selling, general and administrative expenses	12.6	11.2	13.0
Income from operations	0.7	2.1	1.5
Interest and other income, net	0.2	0.2	0.2
Income before income taxes	0.9	2.3	1.7
Provision for income taxes	0.3	0.9	0.7
Net income	0.6%	1.4%	1.0%

Year Ended July 31, 2001 Compared to Year Ended July 31, 2000

Revenue

Our revenue decreased to $280.3 million in fiscal 2001 from $300.1 million in fiscal 2000. The decline in revenue was 16% and 27% in the third and fourth quarters of fiscal 2001, compared to the same quarters a year ago, respectively, reflecting the overall slowdown in economic activity in general as well as the decline in corporate spending in the technology industry in particular. Revenue from product sales decreased by $21.0 million, or 7.2%, as a result of lower selling prices for personal computers partially offset by a 6% increase in the number of personal computers sold as well as increased revenue from the sales of large screen flat-panel displays by our Electrograph subsidiary. Service revenue increased by $1.2 million, or 16.8%, due to our continued focus on developing and selling value-added services to our customers including significant growth in the sales of services to customers that are delivered by manufacturers or vendors.

Gross Profit

Cost of revenue includes the direct costs of products sold, freight and the personnel costs associated with providing technical services, offset in part by certain market development funds provided by manufacturers. All other operating costs are included in selling, general and administrative expenses. Gross profit decreased by $2.4 million or 6.2%, from $39.8 million in fiscal 2000 to $37.4 million in fiscal 2001. This decrease is primarily the result of the decline in revenue discussed above. As a percentage of revenue, gross profit from the sale of products increased slightly from 12.8% in fiscal 2000 to 12.9% in fiscal 2001. As a percentage of revenue, gross profit from the sale of services declined from 34.0% in fiscal 2000 to 28.2% in fiscal 2001 primarily as a result of increased sales of lower margin services that are delivered by manufacturers or vendors as well as reduced demand for higher margin consulting and network design services.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $1.9 million, or 5.8% from $33.5 million in fiscal 2000 to $35.5 million in fiscal 2001. The increase is principally due to higher bad debts and depreciation and amortization costs as well as costs from our Rochester office which was opened in connection with the acquisitions of Texport and LTG on March 22, 2000. These increases were partially offset by lower commission costs due to the lower revenue discussed above. In addition, selling, general and administrative costs were lower in the third and fourth quarters of fiscal 2001 when compared to the same quarters a year ago, reflecting the cost cutting measures (principally personnel costs) that have been instituted as a result of the reduction in revenue.

Other Income

Interest and investment income, net, declined by $90,000 from $602,000 in fiscal 2000 to $512,000 in fiscal 2001 principally due to lower interest rates earned on short-term investments as well as lower cash balances available for investment. Other income, net in fiscal 2001 consists of approximately $505,000 proceeds received by the Company in connection with a life insurance policy that it carried on a deceased employee, partially offset by approximately $250,000 in compensation benefits paid to the deceased employee's beneficiary principally under the terms of a deferred compensation agreement with the employee.

Provision for Income Taxes

Our effective tax rate decreased from 40.6% of pretax income in fiscal 2000 to 34.5% of pretax income in fiscal 2001. This decrease is primarily the result of non-taxable life insurance proceeds received in the fourth quarter of fiscal 2001 (as discussed in Other Income above) partially offset by higher state and local income taxes.

Year Ended July 31, 2000 Compared to Year Ended July 31, 1999

Revenue

Our revenue increased $71.4 million or 31.2% from $228.6 million in fiscal 1999 to $300.1 million for fiscal 2000. Revenue from product sales increased by $71.3 million (32.1%) primarily due to higher revenue generated from the Company's wholly-owned subsidiaries, Electrograph Systems, Inc. ("Electrograph") and Texport Technology Group, Inc. ("Texport"), which was acquired on March 22, 2000, as well as increases in the number of personal computers shipped and higher average selling prices for personal computers. Services revenue increased by $180,000, or 2.6%, reflecting our continued emphasis on providing services.

Gross Profit

Gross profit increased by $6.6 million or 19.9% from $33.2 million for fiscal 1999 to $39.8 million for fiscal 2000. Gross profit from the sale of products increased by $6.6 million or 21.4% due primarily to increases in revenue partially offset by generally lower margins on products resulting from the highly competitive environment for computer products. Gross profit generated through service offerings increased by $15,000.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $3.7 million or 12.4% from $29.8 million in fiscal 1999 to $33.5 million in fiscal 2000. This increase primarily relates to higher operating and personnel costs at Electrograph and Coastal as well as operating costs from Texport which was acquired on March 22, 2000. In addition, we incurred higher advertising, depreciation and commission costs in fiscal 2000 partially offset by a recovery of bad debt expenses.

Other Income

Interest income increased due to higher cash balances available for investment and higher interest rates.

Provision for Income Taxes

Our effective income tax rate decreased from 42.1% in fiscal 1999 to 40.6% in fiscal 2000 primarily due to the lower percentage of non-taxable interest income and the non-deductible amortization of goodwill to the current year taxable income as compared to that of the prior year.

Liquidity and Capital Resources

Our primary sources of cash and cash equivalents in fiscal 2001 have been internally generated working capital from profitable operations and a line of credit from financial institutions.

For the year ended July 31, 2001, cash provided by operating activities was $942,000 consisting primarily of net income adjusted for non-cash charges (principally depreciation and amortization), and decreases in accounts receivable partially offset by a decrease in accounts payable and accrued expenses and an increase in inventory. Our accounts receivable and accounts payable balances, as well as our investment in inventory, can fluctuate significantly from one period to the next due to the receipt of large customer orders or payments or variations in product availability and vendor shipping patterns at any particular date. Generally, our experience is that increases in accounts receivable, accounts payable and accrued expenses will coincide with growth in revenue and increased operating levels. During the year ended July 31, 2001, we used approximately $2.0 million for capital expenditures and approximately $621,000 was used to purchase and retire common stock.

We have available a line of credit with financial institutions in the aggregate amount of $15.0 million. At July 31, 2001, no amounts were outstanding under this line.

We believe that our current balances in cash and cash equivalents, expected cash flows from operations and available borrowings under the lines of credit will be adequate to support current operating levels for the foreseeable future, specifically through at least the end of fiscal 2002. We currently have no material commitments for capital expenditures. Future capital requirements include those for the growth of working capital items such as accounts receivable and inventory, the purchase of equipment, expansion of facilities, potential contingent acquisition payments of $2,750,000, as well as the possible opening of new offices and potential acquisitions.

Impact of Recently Issued Accounting Standards

In July 2001, the FASB issued Statement No. 141, "Business Combinations," and Statement No. 142 "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of."

The Company is required to adopt the provisions of Statement 141 immediately and has elected to adopt Statement 142 effective August 1, 2001. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature.

Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will not be amortized after August 1, 2001.

The Board of Directors and Shareholders
Manchester Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Manchester Technologies, Inc. and subsidiaries as of July 31, 2001 and 2000 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended July 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Manchester Technologies, Inc. and subsidiaries at July 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Melville, New York
September 21, 2001

Manchester Technologies, Inc. and Subsidiaries

	July 31, 2001	July 31, 2000
	(in thousands, except per share amounts)	
Assets		
Current assets:		
Cash and cash equivalents	$14,493	$16,156
Accounts receivable, net of allowance for doubtful accounts of $1,100 and $899, respectively	25,135	36,024
Inventory	7,546	6,797
Deferred income taxes	459	579
Prepaid income taxes	43	635
Prepaid expenses and other current assets	362	538
Total current assets	48,038	60,729
Property and equipment, net	6,300	6,329
Goodwill, net	6,148	6,534
Deferred income taxes	842	673
Other assets	455	308
	$61,783	$74,573
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$15,259	$29,312
Notes payable	—	18
Deferred service contract revenue	807	946
Total current liabilities	16,066	30,276
Deferred compensation payable	162	34
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $.01 par value, 5,000 shares authorized, none issued	—	—
Common stock, $.01 par value; 25,000 shares authorized, 7,990 and 8,159 shares issued and outstanding	80	82
Additional paid-in capital	18,942	19,402
Deferred compensation	(38)	(65)
Retained earnings	26,571	24,844
Total shareholders' equity	45,555	44,263
	$61,783	$74,573

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Manchester Technologies, Inc. and Subsidiaries

	Years ended July 31,		
	2001	2000	1999
	(in thousands, except per share amounts)		
Revenue			
Products	$271,982	$292,971	$221,719
Services	8,296	7,102	6,922
	280,278	300,073	228,641
Cost of revenue			
Products	236,970	255,549	190,901
Services	5,955	4,687	4,522
	242,925	260,236	195,423
Gross profit	37,353	39,837	33,218
Selling, general and administrative expenses	35,485	33,539	29,849
Income from operations	1,868	6,298	3,369
Other income (expense):			
Other income, net	255	—	—
Interest and investment income, net	512	602	404
Income before provision for income taxes	2,635	6,900	3,773
Provision for income taxes	908	2,800	1,590
Net income	$ 1,727	$ 4,100	$ 2,183
Net income per share			
Basic	$ 0.21	$ 0.51	$ 0.27
Diluted	$ 0.21	$ 0.50	$ 0.27
Weighted average shares of common stock and equivalents outstanding			
Basic	8,036	8,108	8,096
Diluted	8,058	8,228	8,096

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

	Years ended July 31, 2001, 2000 and 1999					
	Common Shares	Par Value	Additional Paid-in Capital	Deferred Compensation	Retained Earnings	Total
			(in thousands)			
Balance July 31, 1998	8,097	$81	$ 18,767	$ (64)	$ 18,561	$ 37,345
Purchase and retirement of stock	(12)	—	(33)	—	—	(33)
Stock option commission expense	—	—	65	—	—	65
Stock award compensation expense	—	—	—	26	—	26
Net income	—	—	—	—	2,183	2,183
Balance July 31, 1999	8,085	81	18,799	(38)	20,744	39,586
Purchase and retirement of stock	(151)	(1)	(670)	—	—	(671)
Stock award compensation expense	—	—	—	34	—	34
Deferred compensation	10	—	61	(61)	—	—
Stock issued in connection with exercise of stock options	109	1	413	—	—	414
Stock issued in connection with purchase acquisition	106	1	799	—	—	800
Net income	—	—	—	—	4,100	4,100
Balance July 31, 2000	8,159	82	19,402	(65)	24,844	44,263
Purchase and retirement of stock	(171)	(2)	(619)	—	—	(621)
Stock option commission expense	—	—	10	—	—	10
Stock award compensation expense	—	—	—	27	—	27
Stock issued in connection with exercise of stock options	2	—	6	—	—	6
Tax benefit of stock option plan	—	—	143	—	—	143
Net income	—	—	—	—	1,727	1,727
Balance July 31, 2001	**7,990**	**$80**	**$18,942**	**$(38)**	**$26,571**	**$45,555**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Manchester Technologies, Inc. and Subsidiaries

	Years ended July 31,		
	2001	2000	1999
		(in thousands)	
Cash flows from operating activities:			
Net income	$ 1,727	$ 4,100	$ 2,183
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	2,387	2,081	1,835
Provision for (recovery of) doubtful accounts	832	(366)	154
Non-cash compensation and commission expense	37	34	91
Deferred income taxes	(49)	(154)	(141)
Tax benefit from exercise of options	143	—	—
Change in assets and liabilities, net of the effects of acquisitions:			
Decrease (increase) in accounts receivable	10,057	(264)	(8,605)
(Increase) decrease in inventory	(749)	1,951	922
Decrease (increase) in prepaid income taxes	592	(620)	—
Decrease (increase) in prepaid expenses and other current assets	176	(177)	(50)
(Increase) decrease in other assets	(147)	(27)	287
(Decrease) increase in accounts payable and accrued expenses	(14,053)	6,991	2,325
(Decrease) increase in deferred service contract revenue	(139)	365	(194)
Increase (decrease) in income taxes payable	—	(668)	443
Increase (decrease) in deferred compensation payable	128	—	(75)
Sale of investments	—	—	1,501
Net cash provided by operating activities	942	13,246	676
Cash flows from investing activities:			
Capital expenditures	(1,972)	(1,661)	(1,735)
Payment for acquisitions, net of cash acquired	—	(179)	(871)
Net cash used in investing activities	(1,972)	(1,840)	(2,606)
Cash flows from financing activities:			
Net repayments of borrowings from bank	—	(648)	—
Payments on capitalized lease obligations	—	(85)	(104)
Payments on notes payable—other	(18)	(9)	—
Issuance of common stock upon exercise of options	6	414	—
Purchase and retirement of common stock	(621)	(671)	(33)
Net cash used in financing activities	(633)	(999)	(137)
Net increase (decrease) in cash and cash equivalents	(1,663)	10,407	(2,067)
Cash and cash equivalents at beginning of year	16,156	5,749	7,816
Cash and cash equivalents at end of year	$ 14,493	$16,156	$ 5,749
Cash paid during the year for:			
Interest	$ —	$ 4	$ 5
Income taxes	$ 365	$ 4,205	$ 992
Other non-cash transactions:			
Capitalized lease obligation	$ —	$ —	$ 107
Common stock issued in connection with acquisitions	$ —	$ 861	$ —

See accompanying notes to consolidated financial statements.

July 31, 2001, 2000 and 1999 (in thousands, except share and per share data)

(1) Operations and Summary of Significant Accounting Policies

(a) The Company

Manchester Technologies, Inc. ("the Company") is a single-source solutions provider specializing in hardware and software procurement, custom networking, storage, enterprise and Internet solutions. The Company offers its customers single-source solutions customized to their information systems needs by integrating its analysis, design and implementation services with hardware, software, networking products and peripherals from leading vendors. The Company operates in a single segment.

Sales of hardware, software and networking products comprise the majority of the Company's revenues. The Company has entered into agreements with certain suppliers and manufacturers which may provide the Company favorable pricing and price protection in the event the vendor reduces its prices.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances are eliminated in consolidation.

(c) Cash Equivalents

The Company considers all highly liquid investments with original maturities at the date of purchase of three months or less to be cash equivalents. Cash equivalents of $11,638, and $12,178 at July 31, 2001 and 2000, respectively, consisted of money market mutual funds.

(d) Revenue Recognition

Revenue from product sales is recognized at the time of shipment to the customer. Revenue from services is recognized when the related services are performed. When product sales and services are bundled, revenue is recognized upon delivery of the product and completion of the installation. Service contract fees are recognized as revenue ratably over the period of the applicable contract. Deferred service contract revenue represents the unearned portion of service contract fees. The Company generally does not develop or sell software products. However, certain computer hardware products sold by the Company are loaded with prepackaged software products. The net impact on the Company's financial statements of product returns, primarily for defective products, has been insignificant.

(e) Market Development Funds and Advertising Costs

The Company receives various market development funds including cooperative advertising funds from certain vendors, principally based on volume purchases of products. The Company records such amounts related to volume purchases as purchase discounts which reduce cost of revenue, and other incentives that require specific incremental action on the part of the Company, such as training, advertising or other pre-approved market development activities, as an offset to the related costs included in selling, general and administrative expenses. Total market development funds amounted to $229, $414, and $380, for the years ended July 31, 2001, 2000, and 1999, respectively.

The Company expenses all advertising costs as incurred.

(f) Inventory

Inventory, consisting of computer hardware, software and related supplies, is valued at the lower of cost (first-in first-out) or market value.

(g) Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line and accelerated methods over the economic lives of the assets, generally from five to seven years. Leasehold improvements are amortized over the shorter of the underlying lease term or asset life.

(h) Goodwill

Goodwill related to acquisitions represents the excess of cost over the fair value of tangible net assets acquired. Goodwill is amortized on a straight-line basis over twenty years. The Company reviews the significant assumptions that underlie the twenty-year amortization period on a quarterly basis and will shorten the amortization period if considered necessary. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through projected undiscounted future cash flows. Accumulated amortization was approximately $1,166, and $780 at July 31, 2001 and 2000, respectively. Amortization expense of $386, $331, and $266, for the years ended July 31, 2001, 2000, and 1999 is included in selling, general and administrative expenses in the consolidated statements of income.

The Company evaluates its long-lived assets, and goodwill related to those assets to be held and used, and long-lived assets and certain identifiable intangibles to be disposed of and recognizes an impairment if it is probable that the recorded amounts are in excess of anticipated undiscounted future cash flows. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the assets, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds the fair value.

(i) Income Taxes

Deferred taxes are recognized for the future tax consequences attributable to temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and income tax purposes using enacted rates expected to be in effect when such amounts are realized or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(j) Net Income Per Share

Basic net income per share has been computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share has been computed by dividing net income by the weighted average number of common shares outstanding, plus the assumed exercise of dilutive stock options and warrants, less the number of treasury shares assumed to be purchased from the proceeds of such exercises using the average market price of the Company's common stock during each respective period. Options and warrants representing 899,000, 153,000, and 1,065,000 shares for the years ended July 31, 2001, 2000, and 1999, respectively, were not included in the computation of diluted EPS because to do so would have been antidilutive. The following table reconciles the denominators of the basic and diluted per share computations. For each year, the numerator is the net income as reported.

	2001		2000		1999	
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic EPS	8,036,000	$0.21	8,108,000	$0.51	8,096,000	$0.27
Effect of dilutive options	22,000		120,000		—	
Diluted EPS	8,058,000	$0.21	8,228,000	$0.50	8,096,000	$0.27

(k) Accounting for Stock-Based Compensation

The Company records compensation expense for employee stock options if the current market price of the underlying stock exceeds the exercise price on the date of the grant. On August 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected not to implement the fair value based accounting method for employee stock options, but has elected to disclose the pro forma net income and net income per share for employee stock option grants made beginning in fiscal 1996 as if such method had been used to account for stock-based compensation cost as described in SFAS No. 123.

(l) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(m) Fair Value of Financial Instruments

The fair values of accounts receivable, prepaid expenses, notes payable, accounts payable and accrued expenses are estimated to approximate the carrying values at July 31, 2001 due to the short maturities of such instruments.

(2) Property and Equipment

Property and equipment at July 31, consist of the following:

	2001	2000
Furniture and fixtures	$ 3,089	$ 2,619
Machinery and equipment	8,162	6,971
Transportation equipment	588	483
Leasehold improvements	2,934	2,834
	14,773	12,907
Less accumulated depreciation and amortization	8,472	6,578
	$ 6,300	$ 6,329

Depreciation and amortization expense amounted to $2,001, $1,750, and $1,569, for the years ended July 31, 2001, 2000 and 1999, respectively.

(3) Acquisitions

Coastal Office Products, Inc.

On January 2, 1998, the Company acquired all of the outstanding shares of Coastal Office Products, Inc. ("Coastal"), a value added reseller and provider of microcomputer services and peripherals to companies in the greater Baltimore, Maryland area. The acquisition, which has been accounted for as a purchase, consisted of cash payments of approximately $3,971 (including a contingent payment of $871 made on March 15, 1999). An additional contingent payment of $800 was made on March 15, 2000 through the issuance of 105,786 shares of the Company's common stock. The cash payments were made from the Company's cash balances. The selling shareholders received employment agreements that also provided for the issuance of 20,000 shares of common stock. The fair value of the common stock, amounting to $80, was recorded as deferred compensation and is being expensed over the three-year vesting period.

Operating results of Coastal are included in the consolidated statements of income from the date of acquisition. The acquisition resulted in goodwill of $4,776, which is being amortized on the straight-line basis over 20 years.

Texport Technology Group, Inc. and Learning Technology Group, LLC

On March 22, 2000, the Company acquired all of the outstanding ownership interests of Texport Technology Group, Inc. ("Texport") and Learning Technology Group, LLC ("LTG"), affiliated entities engaged in reselling and providing of microcomputer services and peripherals to companies in the greater

July 31, 2001, 2000 and 1999 *(in thousands, except share and per share data)*

Rochester, New York area. The acquisition, which has been accounted for as a purchase, consisted of a cash payment of $400 plus potential future contingent payments. A contingent payment of up to $750 may be payable on March 22, 2002 based upon achieving certain agreed-upon increases in revenue and pretax earnings. The cash payment was made from the Company's cash balances. The selling owners received employment agreements that also provided for the issuance of 10,000 shares of common stock. The fair value of the common stock, amounting to $61, was recorded as deferred compensation and is being expensed over the three-year vesting period. In connection with the acquisition, the Company assumed approximately $648 of bank debt, and $27 of notes payable to the former shareholders, which were subsequently repaid.

Operating results of Texport and LTG are included in the consolidated statement of income from the date of acquisition. The estimated fair value of tangible assets and liabilities acquired was $1,600 and $2,200, respectively. The excess of the aggregate purchase price over the estimated fair value of the tangible net assets acquired was approximately $995, which is being amortized on a straight-line basis over 20 years.

The following unaudited pro forma consolidated results of operations for the years ended July 31, 2000 and 1999 assume that the acquisitions occurred on August 1, 1998 and reflect the historical operations of the purchased businesses adjusted for lower interest on invested funds, contractually revised officer compensation and increased amortization, net of applicable income taxes, resulting from the acquisition:

	Year ended July 31,	
	2000	1999
Revenue	$306,056	$242,166
Net income	$ 3,773	$ 2,094
Diluted net income per share	$ 0.46	$ 0.26

The pro forma results of operations are not necessarily indicative of the actual results that would have occurred had the acquisitions been made at the beginning of the period, or of results which may occur in the future.

(4) Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	July 31,	
	2001	2000
Accounts payable, trade	$11,759	$25,005
Accrued salaries and wages	1,974	2,535
Customer deposits	711	628
Other accrued expenses	815	1,144
	$15,259	$29,312

The Company has entered into financing agreements for the purchase of inventory. These agreements are secured by the related inventory and/or accounts receivables. In each of the years in the three-year period ended July 31, 2001, the Company has repaid all balances outstanding under these agreements within the non-interest-bearing payment period. Accordingly, amounts outstanding under such agreements of $1,719, $2,645, and $2,944 and at July 31, 2001, 2000 and 1999, respectively, are included in accounts payable and accrued expenses. In August 1997, the Company entered into a new financing agreement for the purchase of inventory. The agreement provides a maximum of $10,000 in credit for purchases of inventory from certain specified manufacturers. The agreement is unsecured, generally allows for a 30-day non-interest-bearing payment period and requires the Company to maintain, among other things, a certain minimum tangible net worth. As of July 31, 2001, retained earnings available for dividends amounted to approximately $16,500.

(5) Employee Benefit Plans

The Company maintains a qualified defined contribution plan with a salary deferral provision, commonly referred to as a 401(k) plan. The Company matches 50% of employee contributions up to three percent of employees' compensation. The Company's contribution amounted to $317, $250, and $273 for the years ended July 31, 2001, 2000 and 1999, respectively.

The Company also has two deferred compensation plans which are available to certain eligible key employees. The first plan consists of life insurance policies purchased by the Company for the participants. Upon vesting, which occurs at various times from three to ten years, a participant becomes entitled to have ownership of the policy transferred to him or her at termination of employment with the Company. The second plan consists of a commitment by the Company to pay a monthly benefit to an employee for a period of ten years commencing either ten or fifteen years from such employee's entrance into the plan. The Company has chosen to purchase life insurance policies to provide funding for these benefits. As of July 31, 2001 and 2000, the Company has recorded an asset (included with other assets) of $129 and $34, respectively, representing the cash surrender value of policies owned by the Company and a liability of $162 and $34, respectively, relating to the unvested portion of benefits due under these plans. For the years ended July 31, 2001, 2000 and 1999, the Company recorded an expense of $246, $92, and $51 in connection with these plans. During fiscal 2001, the Company received $505 in connection with a life insurance policy that it carried on an employee who died, which was partially offset by $250 in compensation benefits paid to the deceased employee.

(6) Commitments and Contingencies

Leases

The Company leases most of its executive offices and warehouse facilities from landlords consisting primarily of related parties (note 9). In addition, the Company is obligated under lease agreements for sales offices and additional warehouse space. Aggregate rent expense under all these leases amounted to $1,756, $1,594, and $1,539, for the years ended July 31, 2001, 2000 and 1999.

The following represents the Company's commitment under operating leases for each of the next five years ended July 31 and thereafter:

2002	$1,843
2003	1,559
2004	1,412
2005	1,366
2006	744
Thereafter	1,206
	$8,130

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, based on advice from its legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position or results of operations.

(7) Line of Credit

In July 1998, the Company entered into a revolving credit facility with its banks which was revised in June, 1999 to change participating banks. Under the terms of the facility, the Company may borrow up to a maximum of $15,000. Borrowings under the facility bear interest at variable interest rates based upon several options available to the Company. The facility requires the Company to maintain certain financial ratios and covenants. As of July 31, 2001, there was no balance outstanding under this agreement, which expires on April 2, 2002.

(8) Income Taxes

The provision for income taxes for the years ended July 31, 2001, 2000 and 1999 consists of the following:

	2001	2000	1999
Current			
Federal	$ 728	$ 2,242	$ 1,351
State	229	712	380
	957	2,954	1,731
Deferred			
Federal	(38)	(115)	(106)
State	(11)	(39)	(35)
	(49)	(154)	(141)
	$ 908	$ 2,800	$ 1,590

The difference between the Company's effective income tax rate and the statutory rate is as follows, for the years ended July 31, 2001, 2000 and 1999:

	2001	2000	1999
Income taxes at statutory rate	$ 896	$ 2,346	$ 1,283
State taxes, net of federal benefit	144	444	228
Non-deductible goodwill amortization	85	85	64
Non-taxable life insurance proceeds	(172)	—	—
Other	(45)	(75)	15
	$ 908	$ 2,800	$ 1,590

The tax effects of temporary differences that give rise to significant portions of the net deferred tax asset at July 31, 2001 and 2000 were as follows:

	2001	2000
Deferred tax assets (liabilities):		
Allowance for doubtful accounts	$ 439	$ 359
Deferred compensation	473	375
Depreciation	409	328
Other	(20)	190
Net deferred tax asset	$1,301	$1,252

A valuation allowance has not been provided in connection with the deferred tax assets since the Company believes, based upon its long history of profitable operations, that it is more likely than not that such deferred tax assets will be realized.

(9) Related Party Transactions

The Company leases its warehouse and distribution center as well as its corporate offices and certain sales facilities from entities owned or controlled by shareholders, officers, or directors of the Company. The leases generally cover a period of ten years and expire at various times from 2005 through 2008. Lease terms generally include annual increases of five percent. Rent expense for these facilities aggregated $884, $828, and $801, for the years ended July 31, 2001, 2000, and 1999, respectively.

The Company paid legal fees to a law firm in which a director of the Company is a partner. Such fees amounted to $215, $177, and $213, including disbursements, in the fiscal years ended July 31, 2001, 2000, and 1999 respectively.

During fiscal years ended July 31, 2001, 2000, and 1999 the Company received approximately $178, $273, and $597, respectively, in revenue from a company controlled by a director of the Company.

(10) Shareholders' Equity

Warrants

In connection with its Initial Public Offering (IPO) in December 1996, the Company issued to the underwriter warrants to purchase an aggregate of 250,000 shares of common stock. The warrants are exercisable at a price of $12 per share and expire in December, 2001.

July 31, 2001, 2000 and 1999 (in thousands, except share and per share data)

Stock Option Plan

Under the Company's Amended and Restated 1996 Incentive and Non-Incentive Stock Option Plan, as amended (the "Plan"), which was approved by the Company's shareholders in October 1996, an aggregate of 2,600,000 shares of common stock are reserved for issuance upon exercise of options thereunder. Under the Plan, incentive stock options, as defined in section 422 of the Internal Revenue Code of 1986, as amended, may be granted to employees and non-incentive stock options may be granted to employees, directors and such other persons as the Board of Directors may determine, at exercise prices equal to at least 100% (with respect to incentive stock options) and at least 85% (with respect to non-incentive stock options) of the fair market value of the common stock on the date of grant. In addition to selecting the optionees, the Board of Directors will determine the number of shares of common stock subject to each option, the term of each stock option up to a maximum of ten years (five years for certain employees for incentive stock options), the time or times when the stock option becomes exercisable, and otherwise administer the Plan. Generally, incentive stock options expire three months from the date of the holder's termination of employment with the Company other than by reason of death or disability. Options may be exercised with cash or common stock previously owned for in excess of six months. The following table summarizes stock option activity:

	Exercise Balance	Weighted Average Exercise Price
Balance July 31, 1998	849,600	$3.92
Granted	19,000	$3.52
Cancelled	(53,500)	$3.8125
Balance July 31, 1999	815,100	$3.93
Granted	253,250	$4.37
Exercised	(109,416)	$3.8125
Cancelled	(132,250)	$4.50
Balance July 31, 2000	826,684	$4.00
Granted	123,000	$3.74
Exercised	(1,500)	$3.8125
Cancelled	(49,100)	$4.19
Balance July 31, 2001	**899,084**	**$3.95**

At July 31, 2001, options with the following ranges of exercise prices were outstanding:

Range of Exercise Prices	Options Outstanding			Options Currently Exercisable	
	Number	Weighted Average Exercise Price	Weighted Average Remaining Life	Number	Weighted Average Exercise Price
$2.50–$3.75	141,000	$3.25	8 Yrs.	68,334	$3.31
$3.8125–$4.875	753,084	$4.07	6 Yrs.	453,632	$3.91
$5.69	5,000	$5.69	9 Yrs.	—	—
$2.50–$5.69	899,084	$3.95	6 Yrs.	521,966	$3.83

All options granted expire ten years from the date of grant except for options granted to directors which expire five years from the date of grant.

The Company has adopted the pro forma disclosure provision of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, the Company does not record compensation cost in the financial statements for its stock options which have an exercise price equal to or greater than the fair market value of the underlying stock on the date of grant. The Company has recognized a total of $152 in deferred commission expense representing the value of stock options granted to non-employee sales representatives. Such cost is expensed over the vesting period, amounting to $10 and $65 in fiscal 2001 and 1999, respectively. No expense was recognized in fiscal 2000. Had compensation cost for the Company's stock option grants been determined based on the fair value at the grant date under SFAS No. 123, the Company's net income and net income per share for the years ended July 31, 2001, 2000 and 1999 would approximate the pro forma amounts below:

	2001	2000	1999
Net income:			
As reported	$1,727	$4,100	$2,183
Pro forma	$1,335	$3,813	$1,940
Basic net income per share:			
As reported	$ 0.21	$ 0.51	$ 0.27
Pro forma	$ 0.17	$ 0.47	$ 0.24
Diluted net income per share:			
As reported	$ 0.21	$ 0.50	$ 0.27
Pro forma	$ 0.17	$ 0.46	$ 0.24

The pro forma effects on net income and diluted net income per share for 2001, 2000 and 1999 may not be representative of the pro forma effects in future years.

The fair value of options granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2001	2000	1999
Expected dividend yield	0%	0%	0%
Expected stock volatility	55%	49%	43%
Risk-free interest rate	5%	5%	5%
Expected option term until exercise (years)	5.00	5.00	5.00

The per share weighted average fair value of stock options granted during fiscal 2001, 2000 and 1999 was $2.03, $2.15, and $1.40, respectively.

Repurchase of Common Stock

During the years ended July 31, 2001, 2000 and 1999, the Company repurchased 171,000, 150,600, and 11,800 shares of its common stock at an aggregate purchase price of $621, $671, and $33, respectively. Such shares were subsequently retired.

(11) Major Customer and Vendors and Concentration of Credit Risk

The Company sells and provides services to customers who are located primarily in the eastern United States.

The Company's top four vendors accounted for approximately 19%, 14%, 10%, and 10%, respectively of total product purchases for the year ended July 31, 2001. The Company's top three vendors accounted for approximately 16%, 14%, and 10%, respectively, of total product purchases for the year ended July 31, 2000. The Company's top two vendors accounted for approximately, 21%, and 10%, respectively of total product purchases for the year ended July 31, 1999.

No customer accounted for more than 5% of the Company's accounts receivable at July 31, 2001 and 2000. For the fiscal years ended July 31, 2001, 2000 and 1999, no one customer accounted for more than 10% of total revenue.

(12) Impact of Recently Issued Accounting Standards

In July 2001, the FASB issued Statement No. 141, "Business Combinations," and Statement No. 142 "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combinations must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of."

The Company is required to adopt the provisions of Statement 141 immediately and has elected to adopt Statement 142 effective August 1, 2001. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature.

Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will not be amortized after August 1, 2001.

Statement 141 will require upon adoption of Statement 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combinations, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with the transitional goodwill impairment evaluation, Statement 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it with the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's consolidated statement of income.

As of the date of adoption, the Company expects to have unamortized goodwill in the amount of $6,148 which will be subject to the transition provisions of Statements 141 and 142. Amortization expense related to goodwill was $386 for the year ended July 31, 2001. Because of the extensive effort needed to comply with adopting Statements 141 and 142, it is not practicable to reasonably estimate the impact of adopting these Statements on

July 31, 2001, 2000 and 1999 *(in thousands, except share and per share data)*

the Company's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

(13) Subsequent Event

On August 29, 2001, the Company acquired all of the outstanding stock of Donovan Consulting Group, Inc. ("Donovan") a Delaware corporation headquartered in Atlanta, Georgia. Donovan is a technical services firm that delivers Wireless LAN solutions to customers nationwide. The acquisition, which will be accounted for as a purchase, consisted of a cash payment of $1,500 plus potential future contingent payments. Contingent payments of up to $1,000 may be payable on each of November 2, 2002 and November 2, 2003 based upon Donovan achieving certain agreed-upon increases in revenue and pretax earnings. In connection with the acquisition, the Company assumed approximately $435 of bank debt and $43 of other debt, which were subsequently repaid.

Operating results of Donovan will be included in the consolidated statement of income from the acquisition date. The estimated fair value of tangible assets and liabilities acquired was $472 and $648, respectively. The excess of the aggregate purchase price over the estimated fair value of the tangible net assets acquired was approximately $1,700. The $1,700 will not be amortized; however, it will be subject to impairment testing in accordance with Statement No. 142, "Goodwill and Other Intangible Assets."

(14) Quarterly Results (unaudited)

	Oct. 31	Jan. 31	Apr. 30	July 31	Year
2001					
Revenue	**$81,142**	**$70,888**	**$68,598**	**$59,650**	**$280,278**
Gross profit	**9,757**	**8,917**	**9,765**	**8,914**	**37,353**
Net income	**638**	**24**	**665**	**400**	**1,727**
Basic earnings per share	**0.08**	**0.00**	**0.08**	**0.05**	**0.21**
Diluted earnings per share	**0.08**	**0.00**	**0.08**	**0.05**	**0.21**
2000					
Revenue	65,360	70,847	81,867	81,999	300,073
Gross profit	9,743	8,970	11,251	9,973	39,837
Net income	1,086	825	1,495	694	4,100
Basic earnings per share	0.13	0.10	0.18	0.09	0.51
Diluted earnings per share	0.13	0.10	0.18	0.08	0.50

Basic and diluted earnings per share for each of the quarters are based on the weighted average number of shares outstanding in each period. Therefore, the sum of the quarters in a year may not necessarily equal the year's earnings per share.

Market for the Registrant's Common Equity and Related Stockholder Matters

Our Common Stock commenced trading on November 26, 1996 and is traded on the Nasdaq National Market®, under the symbol MANC. The following table sets forth the quarterly high and low sale prices for the Common Stock as reported by the Nasdaq National Market.

Fiscal Year 2000	High	Low
First Quarter	4.500	2.250
Second Quarter	8.000	3.000
Third Quarter	9.125	3.785
Fourth Quarter	6.938	3.125

Fiscal Year 2001		
First Quarter	**5.625**	**3.156**
Second Quarter	**4.000**	**2.000**
Third Quarter	**2.750**	**1.938**
Fourth Quarter	**2.850**	**2.060**

On October 19, 2001, the closing sale price for the Company's Common Stock was $2.13 per share. As of October 19, 2001 there were 45 shareholders of record of the Company's Common Stock. The Company believes that there are in excess of 500 beneficial holders of its common stock.

Manchester has never declared or paid any dividends to shareholders. At this time we intend to continue our policy of retaining earnings for the continued development and expansion of our business.

Corporate Information

Manchester Technologies, Inc. and Subsidiaries

The Board of Directors

Barry R. Steinberg
Chairman of the Board and Director

Joel G. Stemple
Director

Joel Rothlein
Director
Partner,
Kressel, Rothlein, Walsh & Roth, LLC

Bert Rudofsky
Director
President,
Bert Rudofsky and Associates, Inc.

Michael E. Russell
Director
Senior Vice President,
Prudential Securities Incorporated

Julian Sandler
Director
Chief Executive Officer,
Rent-a-PC, Inc.

Robert Valentine
Director
Manager,
New York Mets

Corporate Officers

Barry R. Steinberg
President, Chief Executive Officer

Joel G. Stemple
Executive Vice President and Secretary

Joseph Looney
Vice President Finance, Chief Financial Officer and Assistant Secretary

Laura Fontana
Vice President Technical Services

Investor Data

Common Stock
The common stock of Manchester began trading on the Nasdaq National Market® on November 26, 1996 under the symbol MANC.

Annual Meeting
The annual meeting of shareholders will be held at 10:15 a.m. on Wednesday, January 16, 2002 at Smithtown Sheraton, 110 Motor Parkway, Smithtown, NY 11788.

Stock Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

General Counsel
Kressel, Rothlein, Walsh & Roth, LLC
684 Broadway
Massapequa, NY 11758

Securities Counsel
Jaspan Schlesinger Hoffman LLP
300 Garden City Plaza
Garden City, NY 11530-3324

Independent Auditors
KPMG LLP
1305 Walt Whitman Road
Melville, NY 11747

Corporate Offices
160 Oser Avenue
Hauppauge, NY 11788
(631) 435-1199
Fax: (631) 435-2113
Internet: www.e-manchester.com

Form 10-K Information
A copy of the Company's annual report on Form 10-K, together with financial statements and schedules, as filed with the Securities and Exchange Commission, will be furnished to any shareholder without charge upon written request to the Company. Requests should be addressed to Joseph Looney, CFO, Manchester Technologies, Inc., 160 Oser Avenue, Hauppauge, New York 11788.
email: jlooney@mecnet.com

Investor Relations
Veronica Laskowski
Manchester Technologies, Inc.
160 Oser Avenue
Hauppauge, NY 11788
email: vlaskow@mecnet.com

Manchester
the answer™

Manchester Technologies, Inc. and Subsidiaries
160 Oser Avenue • Hauppauge, NY 11788 • (631) 435-1199 • Fax: (631) 435-2113 • Internet: www.e-manchester.com